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                                                                      Exhibit 21


                              LIST OF SUBSIDIARIES


Assure Oil & Gas Corp., an Ontario, Canada corporation.

Westerra 2000 Inc., an Alberta, Canada corporation is a wholly-owned subsidiary of Assure Oil & Gas Corp.

Quarry Oil & Gas Ltd., an Alberta, Canada corporation (48.5% ownership)

Assure Holdings Inc., an Alberta, Canada corporation.